March 17, 2026

Israel Bar
Chief Executive Officer
Maris Tech Ltd.
2 Yitzhak Modai Street
Rehovot, Israel 7608804

        Re: Maris Tech Ltd.
            Registration Statement on Form F-3
            Filed March 13, 2026
            File No. 333-294280
Dear Israel Bar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing